

November 23, 2011

Via E-mail
Mr. David Moise Salama
Investor Relations Executive Officer
National Steel Company
Av.Brigadeiro Faria Lima, 3,400 – 20th Floor
04538-132, São Paulo-SP, Brazil

Re: National Steel Company
Form 20-F
Filed June 20, 2011
File No. 1-14732

Dear Mr. Salama:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Information on the Company, page 15

Business Overview, page 17

1. We note your disclosure of sales of steel products by geographic region for 2009 and 2010 on page 39. In future filings, please provide the breakdown of total revenues by category and geographic market for each of the last three financial years. Please also provide this information for your other business segments in future filings. Refer to Item 4.B.2 of Form 20-F.

2. In future filings, please provide the information required by Item 4.B of Form 20-F for your cement segment.

3. We note your disclosure of proven and probable resources in this section. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please correct or remove this terminology from your filing in future filings.

Mineral Resources, page 33

4. Within your filing, you use the term resources in reference to quantity (tonnage) estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. However, you may disclose quantity estimates for mineralized material referencing mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence. In this instance, you would need to disclose that such material would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes both legal and economic feasibility. Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper, as these can be confused with reserves. Please note that mineralized material does not include material reported as reserves or tonnage and grades estimated by using geologic inference, which are sometimes classed as inferred resources or possible reserves by some evaluators.
    *   Remove the terms measured, indicated, inferred mineral resources, and associated estimates from your future filings.
    *   If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as mineralized material in your future filings.
    *   Please do not disclose estimates based on geologic inference, such as inferred resources or possible reserves in your future filings.

5. Please disclose the following information within or adjacent to your reserve tables in your future filings:
    *   A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.
    *   The cutoff grade
    *   The metallurgical recovery factor for each of your mines.
    *   All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.
    *   The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.
    *   A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

6. Proven and probable reserves are disclosed for your property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your Casa de Pedra and Santa

Barbara mines which you have designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps
- Description of your sampling and assaying procedures
- Drill-hole maps showing drill intercepts
- Representative geologic cross-sections and drill logs
- Description and examples of your cut-off calculation procedures
- Cutoff grades used for each category of your reserves and resources
- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
- A detailed description of your procedures for estimating reserves
- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

7. We note the disclosure of your Santa Barbara tin mine reserves are stated as million cubic meters and your grade is a recoverable tonnage. In future filings please provide the dry density conversion factor or convert these reserves to a tonnage and provide the average tin grade. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect in included within the filing. Absent this condition, proven and probable reserves should be segregated.

8. Please disclose whether or not a reserve audit has been performed over the last three years in your future filings.

Production, page 35

9. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3 for all your mines in future filings. Provide a table showing the last three years annual production for each of your mines, which would include your tonnage, grade, and salable products, along with the weighted average prices received for your materials. A mine site may be defined as all the mines that supply a single wash plant or processing facility, if that is applicable.

Intellectual Property, page 41

10. In future filings, please expand your disclosure in this section to disclose the extent to which the company is dependent, if at all, on patents or technical cooperation agreements. Refer to Item 4.B.6 of Form 20-F.

Government Regulation and Other Legal Matters, page 43

11. In future filings, please identify all applicable regulatory bodies for each governmental regulation. Refer to Item 4.B.8 of Form 20-F. For example, we note that you are subject to Brazilian federal, state, and municipal environmental laws and regulations, however, you do not identify the regulatory bodies charged with enforcing these laws and regulations.

Environmental Expenditures and Claims, page 43

12. Your provision for environmental liabilities was R$278.1 million at December 31, 2010, as compared to R$116.5 million in the prior year. Please tell us and revise future filings as appropriate to explain the reason for the significant increase during fiscal 2010. We note the disclosure on the bottom of page 43 regarding the term of undertaking (TAC) signed in 2010. Also tell us and disclose: i) where the provision is included in your statements of income, and ii) the impact of the R$260.0 million required investment pursuant to the TAC for the current period and for the next three years.

Capital Expenditures, page 52

13. We note that you disclose capital expenditures occurring in 2009 and 2010. In future filings, please disclose your capital expenditures since the beginning of your last three financial years. Refer to Item 4.A.5 of Form 20-F.

Operating and Financial Review and Prospects, page 55

Operating Results, page 55

14. We note your disclosure on page seven that the Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulation. In future filings, please provide information regarding any governmental economic, fiscal, monetary or political policies or factors that have materially affected or could materially affect, directly or indirectly, the company's operations or investments by host country shareholders. Refer to Item 5.A.4 of Form 20-F.

5B. Liquidity and Capital Resources, page 72

15. We note that inventory as a percentage of cost of sales has increased to 44% in 2010 from 37% in 2009. You disclose on page 73 that your inventory turnover ratio is obtained by dividing inventories by annualized cost of goods sold, and which ratio increased from 88 days in 2009 to 113 days in 2010. It appears your inventory turnover ratio represents, instead, the days sales in inventory. Please clarify for us and provide your calculation of the 88 and 113 days. Also, activity in the allowance for inventory obsolescence should be disclosed pursuant to Article 12-09 of Regulation S-X in future filings.

5F. Tabular Disclosure of Contractual Obligations, page 81

16. We note you enter into transactions involving interest rate swaps to better manage the risk that your short- and long-term liabilities are indexed to floating interest rate and inflation indices. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please revise your future filings to disclose estimates of the amounts you will be obligated to pay within the table of contractual obligations. Refer to Item 5.F of the General Instructions to Form 20-F.

Major Shareholders and Related Party Transactions, page 86

Major Shareholders, page 86

17. We note that Vicunha Siderurgia and Rio Iaco Participacoes are the controlling shareholders of your company and that the Steinbruch family indirectly owns both companies. In future filings, please disclose the nature of control that the controlling shareholders and the Steinbruch family exercise over the company. Refer to Item 7.A.3 of Form 20-F.

18. In future filings, please indicate whether the company's major shareholders have different voting rights, or an appropriate negative statement. Refer to Item 7.A.1(c) of Form 20-F.

The Offer and Listing, page 91

Offer and Listing Details, page 91

19. In future filings, please provide the high and low market price on a monthly basis for the most recent six months. Refer to Item 9.A.4(c) of Form 20-F.

Exhibits, page 119

20. It appears that you have filed multiple agreements under Exhibit 2.1. In future filings, please provide separate exhibit designations for each agreement.

21. We note that you did not file the two credit facilities described on page 75 as exhibits. Please file these credit facilities in full, including all exhibits and schedules, in your next Exchange Act filing or alternatively, tell us why you believe you are not required to file these agreements.

2. Summary of Significant Accounting Policies and Practices, page FS-8

22. We note your policy disclosure on page FS-12 related to your mining assets. In future filings, please disclose your accounting policies for mine related assets and mining activities including mineral rights, exploration costs, the nature of costs capitalized during the development stage, and overburden removal at both the development and production stage. In addition, please expand your inventory accounting policy to address the elements of cost and timing of recognition for mining costs included in inventory. Please show us what this disclosure will look like.

4. Transition to IFRS, page FS-20

23. On page FS-22, you state you did not elect to use the deemed cost for measuring property, plant and equipment. We note, however, from page FS-43 that your Itasa subsidiary elected to adopt the deemed cost, adjusting the opening balance at the transition date of January 1, 2009 according to their fair values. As such, please provide the information set forth in paragraph 30 of IFRS 1 in future filings.

14. Property, Plant and Equipment, page FS-41

24. We note your expansion and construction activities mentioned on page 73 and elsewhere in the filing. In future filings, please correlate this discussion with a description of the specific projects that materially comprise the construction in progress (CIP) balance. For each material project, describe the business purpose and identify the construction commencement date and the expected completion date. Describe the costs classified to this account and clearly distinguish these costs from repairs and maintenance costs. In future filings, expand your critical accounting estimates section to quantify the amount

of: i) repairs and maintenance expense, and ii) betterments, that have been recognized in each period. Discuss how you distinguish capitalizable costs from repairs and maintenance.

25. Explain in MD&A in future filings the changes in Adjusted EBITDA for the periods presented. Refer to Item 5. of the Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or, in her absence, Jay Ingram at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief